Progenics Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, New York 10591 Fax: (914) 789-2817 (914) 789-2800 www.progenics.com

January 14, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Jeffrey P. Riedler

Re:	Progenics Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013 Filed August 9, 2013 File No. 000-23143

Dear Mr. Riedler:

Progenics Pharmaceuticals, Inc. provides this letter in response to yours of January 10th to Mr. Baker conveying additional comments of the SEC Staff on the above-referenced filings.

For the Staff's convenience, we have included the comments as numbered in the comment letter, and our response to each comment follows immediately.

Business
General

1.	We note your proposed disclosure in response to our prior comment 1. Please expand on your disclosure regarding serious adverse events, as opposed to merely adverse events, observed in your clinical trials for PSMA ADC. Please specifically provide the following additional disclosure to be included in an amended Form 10-K:

	A discussion of all serious adverse events that have occurred in the Phase 1 trial for PSMA ADC, their frequency, and their severity. In this regard, we note you do not disclose any deaths that may have occurred in the Phase 1 trial, although your Form 8-K filed on February 18, 2011 reports a fatal case of pancreatitis that was "possibly related to treatment." Please specifically disclose any patient deaths that occurred in Phase 1, the cause of such deaths, and whether they were determined to be treatment-related.

	We note your current proposed disclosure in regard to Phase 2 trials that two deaths occurred from sepsis, and one death was reported as drug-related. Please provide your basis for concluding that one death from sepsis was drug-related and the other was not.

With regard to any SAEs that are treatment-related, please expand proposed disclosure to discuss what effects, if any, this may have on the development of PSMA ADC going forward. Please include similar proposed disclosure, including the number and nature of serious adverse events experienced in PSMA ADC clinical trials, to be included in the risk factor on page 12 of an amended Form 10-K. Finally, when you respond, please ensure that you provide us with a final comprehensive draft of proposed disclosure that is responsive to both our prior comment 1 as well as this follow-up comment.

Response to Comment 1:

As requested in your letter, we provide below revised proposed disclosure for Item 1 and two proposed revised risk factors for inclusion in an Amendment to our 2012 Form 10-K addressing the matters specified in both the Staff's prior Comment 1 and this Comment.

To be included in Item 1. Business:

Clinical Trial Activities

Progenics' practice has been to announce via press release the commencement and results of all of its significant clinical trials, including our phase 1 and 2 trials of PSMA ADC and our phase 1, 2 and 3 trials of Relistor, and to include such releases as exhibits to contemporaneous SEC Form 8-K filings. Following is a summary of clinical trial activities through late 2013 involving our principal product candidates and Relistor.

PSMA ADC.  We are conducting a phase 2 trial of PSMA ADC to assess its anti-tumor activity and tolerability.  In this open-label, multicenter U.S. study, participants with metastatic castration-resistant prostate cancer (mCRPC) have received initial doses of drug starting at either 2.5 mg/kg or 2.3 mg/kg; in some cases subsequent doses were adjusted based on tolerability. The study endpoints evaluate the anti-tumor effect of the compound as measured by changes in prostate specific antigen (PSA) levels, number of circulating tumor cells (CTC), pain scores, and tumor size as measured under RECIST criteria. Safety is also being assessed.  Progenics announced in December 2013 that it has completed enrollment of 83 chemotherapy experienced patients in this trial and has initiated treatment in an additional trial cohort of up to 35 chemotherapy naive patients who have progressed on hormonal therapies.

Adverse events (AEs) associated with PSMA ADC observed in this phase 2 study through mid-2013 have been consistent with those observed in the phase 1 study noted below; the most common grade 3 or higher AEs in this study have been neutropenia (grade 4: 6.7% at 2.3 mg/kg and 11.4% at 2.5 mg/kg) and peripheral neuropathy (grade 3 or higher: 6.7% at 2.3 mg/kg and 5.7% at 2.5 mg/kg).  Eight patients experienced serious adverse events (SAEs) which included febrile neutropenia, neutropenia, sinus tachycardia, gastrointestinal disorders, fatigue, infections and dehydration. Two deaths occurred after treatment with PSMA ADC.  The first, a patient hospitalized ten days following his first dose of study drug (2.5 mg/kg) with febrile neutropenia and E. coli positive blood cultures, progressed despite treatment to septic shock and died; both the investigator and Progenics considered this patient's septic shock as probably related to PSMA ADC.  The second patient developed a rash and fever and was hospitalized for neutropenic fever, where further assessment revealed Strep Viridans bacteria (suspected to be from a tunnel catheter) in blood.  Approximately two weeks after receiving study drug (also 2.5 mg/kg), this patient was intubated due to hypoxia and respiratory failure, and died three days after being removed from a ventilator. The investigator considered sepsis as unlikely, bacteremia as probably, febrile neutropenia as definitely related to PSMA ADC; Progenics assessed sepsis as probably, bacteremia as unlikely, and febrile neutropenia as definitely related to PSMA ADC.  A third patient died before receiving study drug.

The phase 2 trial was undertaken after review and analysis of results from a phase 1 dose-ranging study of the compound in 52 mCRPC patients whose cancer had progressed despite prior treatment with taxane-based chemotherapy regimens.

The initial 12-week clinical trial period of the phase 1 study evaluated up to four intravenous doses of PSMA ADC administered at three-week intervals. Following completion of the four doses, patients were offered, at their physicians' discretion, the option to continue treatment with PSMA ADC for up to an additional 39 weeks. The anti-tumor effect of the compound as measured by changes in PSA levels and number of CTCs was observed in the study across doses ranging from 1.8 mg/kg to 2.8 mg/kg, and durable responses were seen in some of these heavily pre-treated patients. PSMA ADC was generally well tolerated in patients at doses up to and including 2.5 mg/kg. Dose limiting toxicities, primarily neutropenia, were seen at 2.8 mg/kg. The most commonly reported AEs were anorexia and fatigue. Five patients experienced SAEs, two of which resulted in death.  One patient dosed at 1.8 mg/kg died from multi-organ failure due to acute pancreatitis: while no data suggested this event was drug-related, a possible relationship could not be definitively ruled out.  A second patient died 11 days after receiving study drug at 2.8 mg/kg: septic shock was cited as the cause of death.  The investigator considered septic shock as probably related and febrile neutropenia as definitely related to PSMA ADC.

Through mid-2013, less than five percent of the 105 patients treated with PSMA ADC in these trials have reported SAEs, including acute pancreatitis, sepsis/septic shock (each as noted above), tachycardia, abnormal ECG, atrial fibrillation, chest pain, confusion, deep vein thrombosis, pulmonary embolism, hematuria, increased International Normalized Ratio (INR), leukopenia, metabolic acidosis, myocardial infarction, pneumonia and renal failure.  In conducting these studies, Progenics has taken into account SAEs reported to date as treatment-related or possibly treatment-related; based on data currently available to it, the Company has not determined what effects, if any, treatment-related SAEs reported to date or that may be reported in the future may have on the development of PSMA ADC going forward. See Risk Factors.

MIP-1404. MIP conducted four phase 1 studies with MIP-1404 to establish proof-of-concept and dosimetry, and to assess a simplified kit preparation as compared to multi-step preparation.  A phase 2 safety and efficacy study was commenced by MIP in 2012 to assess the diagnostic accuracy of MIP-1404 imaging in men with high-risk prostate cancer scheduled for radical prostatectomy (RP) and extended pelvic lymph node dissection (EPLND) compared to histopathology.  The primary objective of this phase 2 international multi-center, multi-reader, open-label trial is to assess the clinical safety of MIP-1404 as well as the compound's ability to detect prostate cancer within the prostate gland. Patient enrollment has been completed with 105 participants dosed at 22 centers in the U.S. and Europe.  An additional phase 1 study in 14 patients to assess safety and diagnostic accuracy of MIP-1404 whole body and pelvic SPECT/CT imaging and pelvic MRI in normal healthy men without current evidence of prostate cancer has completed dosing. There have to date been no treatment related AEs reported in these studies, other than one mild injection site reaction.

Azedra. In 2006, MIP commenced a phase 1 study with Azedra in 11 patients with pheochromocytoma / paraganglioma and metastatic carcinoid tumors to assess the safety, radiation dosimetry, and distribution metabolism of a single imaging dose of this compound.  Following completion of this study, two dose-finding studies were conducted by MIP to determine a maximum tolerated therapeutic dose, and to assess safety, dosimetry and preliminary efficacy of Azedra in 21 patients with pheochromocytoma / paraganglioma and 15 with high-risk neuroblastoma, respectively.

MIP subsequently commenced a phase 2 study of Azedra under a 2009 Special Protocol Assessment (SPA) with the FDA regarding the design of this intended registrational phase 2 trial to evaluate the efficacy and safety of the administration of two therapeutic doses of Azedra in patients with pheochromocytoma / paraganglioma.  The primary objective of this U.S. study is to determine the clinical benefit of Azedra based on the proportion of study participants with a reduction of antihypertensive medication by at least 50% for at least six months.  This phase 2 trial has enrolled 41 patients, and the long-term follow up phase of the study is ongoing.  As of June 2013, 45% of patients receiving study drug reported SAEs, the most common of which were hematologic (11%); other SAEs included constipation, dyspnea and myelodysplastic syndrome (each at 4.5%).

In late 2010 MIP suspended the trial, having enrolled 41 of the 58 patients required to be treated under the SPA, due to lack of funding. Progenics announced in November 2013 that it is resuming this trial, and plans for patient recruitment to continue after making drug supply manufacturing arrangements for the trial.

Relistor. Salix and Progenics completed in 2011 a phase 3 U.S. trial to evaluate the efficacy and safety of oral methylnaltrexone for the treatment of opioid-induced constipation in patients with chronic, non-cancer pain. This 804-patient trial assessed a once-daily oral methylnaltrexone dose of 150, 300 or 450 mg compared to placebo for 12 weeks:  patients received one daily dose during the first four weeks and dosing on an as needed basis for the remaining eight weeks. Both the 300 and 450 mg treatment arms demonstrated statistically significant results for the primary endpoint of average proportion of rescue-free bowel movements (RFBMs) per patient within four hours of administration over four weeks of dosing, when compared to the placebo treatment arm.  Efficacy was also seen in both the 300 and 450 mg treatment groups for other endpoints, including change in weekly RFBMs from baseline over the first four weeks and one assessing response (responder/non-responder) to study drug during weeks one to four, where "responder" was defined as having three or more RFBMs per week, with an increase of at least one RFBM per week over baseline, for at least three out of the first four weeks. Overall, efficacy of oral methylnaltrexone in this study was comparable to that reported in clinical studies of subcutaneous methylnaltrexone in patients with chronic, non-cancer pain, and the overall observed safety profile seen in patients treated with oral methylnaltrexone was comparable to placebo.

The phase 3 trial was undertaken after review and analysis of results from clinical trials initiated by Progenics' former collaboration partner, Wyeth Pharmaceuticals, and Progenics utilizing formulations of oral methylnaltrexone in patients with chronic, non-cancer pain receiving opioid treatment.

In one of these trials, of the oral formulation utilized in the phase 3 trial described above, 48% of the 25 patients receiving methylnaltrexone tablets laxated within four hours of treatment. In this study, there were no drug related SAEs reported, and the most frequent AEs were nausea and headache (10.8% each); others were vomiting (4.6%), abdominal pain and muscle spasms (3.1% each).    Based on the data from this study and other information regarding oral methylnaltrexone, Progenics concluded that the methylnaltrexone tablet was active and generally well tolerated, and that its safety, pharmacokinetics and activity profiles were comparable to that of subcutaneous methylnaltrexone, and the Company decided to commence the phase 3 trial described above.

To be included in Item 1A. Risk Factors:

We are subject to extensive regulation, which can be costly and time consuming, may not lead to marketing approval for our product candidates, and can subject us to unanticipated limitations, restrictions, delays and fines.

Our business, products and product candidates are subject to comprehensive regulation by the FDA and comparable authorities in other countries. These agencies and other entities regulate the pre-clinical and clinical testing, safety, effectiveness, approval, manufacture, labeling, marketing, export, storage, recordkeeping, advertising, promotion and other aspects of our products and product candidates. We cannot guarantee that approvals of product candidates, processes or facilities will be granted on a timely basis, or at all. If we experience delays or failures in obtaining approvals, commercialization of our product candidates will be slowed or stopped.

For example, as described in Business – Clinical Trial Activities, in clinical studies of one of our principal product candidates, PSMA ADC, investigators have reported serious adverse events (SAEs), including three deaths, in a small proportion of patients treated with the drug. Based on data currently available to us, the Company has not determined what effects, if any, treatment-related SAEs reported to date or that may be reported in the future may have on the development of PSMA ADC going forward. If, however, we, together with or independently of investigators participating in our clinical trials, or regulators evaluating PSMA ADC were to determine that this candidate cannot safely be administered to patients with sufficient therapeutic effect, we may determine to attempt to reformulate or otherwise change the candidate and/or its administration to alleviate such concerns, which could result in costs and delays that could impair the value of the candidate.  If such costs and delays were sufficiently large, we could determine to abandon the PSMA ADC program.  Concerns about the safety and/or efficacy of PSMA ADC could also make it more difficult or impossible for us to enter into licensing, collaboration or other arrangements with third parties for further development and commercialization of PSMA ADC.  Any of these possibilities could have material adverse effects on Progenics' business, its financial condition, and/or the price of our stock.

Even if we obtain regulatory approval for a product candidate, the approval may include significant limitations on indicated uses for which the product could be marketed or other significant marketing restrictions, such as a Risk Evaluation and Mitigation Strategy (REMS). For example, Relistor is only approved for OIC in patients with advanced illness and not for chronic, non-cancer pain, and our product candidates, if approved at all, may be subject to those or other such limitations and restrictions.

If we or our collaborators violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we or they may be subject to forced removal of a product from the market, product seizure, civil and criminal penalties and other adverse consequences. Under our license agreement with Salix, we are dependent on Salix for compliance with these regulatory requirements as they apply to Relistor. Salix has disclosed that in February it received a subpoena from the U.S. Attorney's Office for the Southern District of New York requesting documents regarding its sales and promotional practices for Relistor and certain of its other products, that it is in the process of responding to the subpoena and intends to cooperate fully with the subpoena and related government investigation, that at the time of its disclosure it cannot predict or determine the timing or outcome of the inquiry or its impact on Salix's financial condition or results of operations, and that the laws and regulations regarding off-label promotion and the authorities' interpretation of them might increase its expenses, impair its ability to effectively market its products, and limit its revenue.

Our products may face regulatory, legal or commercial challenges even after approval.

Even if a product receives regulatory approval:

•
It might not obtain labeling claims necessary to make the product commercially viable (in general, labeling claims define the medical conditions for which a drug product may be marketed, and are therefore very important to the commercial success of a product), or may be required to carry Boxed or other warnings that adversely affect its commercial success.

•
Approval may be limited to uses of the product for treatment or prevention of diseases or conditions that are relatively less financially advantageous to us than approval of greater or different scope or subject to an FDA-imposed REMS that imposes limits on the distribution or use of the product.

•
Side effects (including different or aggravated effects such as SAEs encountered in our PSMA ADC program) identified after the product is on the market might hurt sales or result in mandatory safety labeling changes, additional pre-clinical testing or clinical trials, imposition of a REMS, product recalls or withdrawals from the market.

•
Efficacy or safety concerns (including those arising from SAEs heretofore or hereafter encountered in our PSMA ADC program) regarding a marketed product, or manufacturing or other problems, may lead to a recall, withdrawal of marketing approval, reformulation of the product, additional pre-clinical testing or clinical trials, changes in labeling, imposition of a REMS, the need for additional marketing applications, declining sales or other adverse events. These potential consequences may occur whether or not the concerns originate from subsequent testing or other activities by us, governmental regulators, other entities or organizations or otherwise, and whether or not they are scientifically justified. If products lose previously received marketing and other approvals, our business, results of operations and financial condition would be materially adversely affected.

We or our collaborators will be subject to ongoing FDA obligations and continuous regulatory review, and might be required to undertake post-marketing trials to verify the product's efficacy or safety or other regulatory obligations.

In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or the Staff have any further comments or questions regarding the foregoing, please call me at (914) 789-2805.

Sincerely,

/s/ David E. Martin

David E. Martin

cc:	Mr. Baker